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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

iManage, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45245Y105

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 45245Y105

1.	Name of Reporting Person: Rafiq Mohammadi		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 142,082[1]

		6.	Shared Voting Power: 2,210,734[2]

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 2,352,816[3]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,352,816[3]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.7%

12.	Type of Reporting Person: IN

[1]	This figure is the sum of: (a) unexercised options to purchase 50,000 shares, which options were granted in 1999, and (b) unexercised options to purchase 92,082 shares, which options were granted on April 24, 2001.

[2]	This figure includes: (a) 2,169,234 shares held jointly with Michelle Mohammadi, Mr. Mohammadi's wife, and (b) 41,500 shares held by Northern Trust Company of Chicago as Trustee of the Rafiq R. Mohammadi 1999 Irrevocable Trust, dated November 8, 1999.

[3]	This figure represents the sum of: (a) the shares referenced above in footnote 1, and (b) the shares referenced above in footnote 2.

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13G

Item 1.
	(a)	Name of Issuer:
iManage, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
950 Tower Lane, Suite 500 Foster City, CA 94404

Item 2.
	(a)	Name of Person Filing:
Rafiq Mohammadi
	(b)	Address of Principal Business Office or, if none, Residence:
360 E. Randolph Chicago, IL 60606
	(c)	Citizenship:
U.S.
	(d)	Title of Class of Securities:
Common Stock
	(e)	CUSIP Number:
45245Y105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
2,352,816
(b) Percent of class:
9.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
142,082
(ii) Shared power to vote or to direct the vote:
2,210,734
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
2,352,816

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See footnotes 1-3 herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

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13G

Item 10.	Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

By:	/s/ Rafiq Mohammadi
Name:	Rafiq Mohammadi
Title:	Chief Technology Officer, Vice President - Engineering

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